UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

FORWARD-LOOKING STATEMENTS

This Form 6-K may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, transactions, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “outlook,” “possible,” “potential,” “predict,” “project,” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in Item 1A. included herein, the Company’s annual report on Form 20-F for the financial year ended December 31, 2023 (including in “Item 3.D. Risk Factors”), and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business, including the discussion provided in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Nothing in this Form 6-K is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this Form 6-K are qualified in their entirety by this cautionary statement.

PART I.     FINANCIAL INFORMATION

ITEM 1.     Condensed Consolidated Financial Statements (Unaudited)

INTERNATIONAL GAME TECHNOLOGY PLC

International Game Technology PLC
Condensed Consolidated Balance Sheets
(Unaudited, $ and shares in millions, except per share amounts)

	Notes	March 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents		377	572
Restricted cash and cash equivalents		119	167
Trade and other receivables, net	5	723	685
Inventories, net	6	321	317
Other current assets		404	382
Total current assets		1,944	2,123
Systems, equipment and other assets related to contracts, net		908	928
Property, plant and equipment, net		118	119
Operating lease right-of-use assets		222	230
Goodwill		4,491	4,507
Intangible assets, net		1,522	1,555
Other non-current assets		923	1,004
Total non-current assets		8,184	8,342
Total assets		10,128	10,465

Liabilities and shareholders' equity
Current liabilities:
Accounts payable		733	797
Current portion of long-term debt	7	715	—
Short-term borrowings	7	6	16
Other current liabilities		982	879
Total current liabilities		2,436	1,691
Long-term debt, less current portion	7	4,817	5,655
Deferred income taxes		337	344
Operating lease liabilities		206	214
Other non-current liabilities		475	609
Total non-current liabilities		5,834	6,821
Total liabilities		8,270	8,513
Commitments and contingencies	8
Shareholders’ equity
Common stock, par value $0.10 per share; 207 shares issued and 200 shares outstanding at March 31, 2024; 207 shares issued and 200 shares outstanding at December 31, 2023		21	21
Additional paid-in capital		2,036	2,065
Retained deficit		(926)	(1,008)
Treasury stock, at cost; 7 shares at March 31, 2024 and December 31, 2023		(156)	(156)
Accumulated other comprehensive income	10	529	521
Total IGT PLC’s shareholders’ equity		1,504	1,443
Non-controlling interests		354	510
Total shareholders’ equity		1,858	1,952
Total liabilities and shareholders’ equity		10,128	10,465

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

International Game Technology PLC
Condensed Consolidated Statements of Operations
(Unaudited, $ and shares in millions, except per share amounts)

		For the three months ended March 31,
	Notes	2024	2023
Service revenue	12	872	846
Product sales	12	195	215
Total revenue		1,067	1,060
Cost of services		412	398
Cost of product sales		118	127
Selling, general and administrative		208	217
Research and development		55	62
Separation and divestiture costs		18	—
Total operating expenses		812	805
Operating income	12	256	255
Interest expense, net	7	72	70
Foreign exchange (gain) loss, net		(15)	26
Other non-operating expense, net		1	4
Total non-operating expenses		58	101
Income before provision for income taxes	9	198	155
Provision for income taxes	9	69	87
Net income		128	67
Less: Net income attributable to non-controlling interests		47	44
Net income attributable to IGT PLC	11	82	23

Net income attributable to IGT PLC per common share - basic	11	0.41	0.12
Net income attributable to IGT PLC per common share - diluted	11	0.40	0.11

Weighted-average shares - basic	11	200	200
Weighted-average shares - diluted	11	203	202

 The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

International Game Technology PLC
Condensed Consolidated Statements of Comprehensive Income
(Unaudited, $ in millions)

		For the three months ended March 31,
	Notes	2024	2023
Net income		128	67
Foreign currency translation adjustments, net of tax	10	(10)	2
Unrealized gain (loss) on hedges, net of tax	10	2	(1)
Other comprehensive (loss) income, net of tax		(9)	1
Comprehensive income		120	68
Less: Comprehensive income attributable to non-controlling interests		30	50
Comprehensive income attributable to IGT PLC		90	18

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

International Game Technology PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, $ in millions)

		For the three months ended March 31,
	Notes	2024	2023
Cash flows from operating activities
Net income		128	67
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation		71	77
Amortization		55	55
Amortization of upfront license fees		50	50
Stock-based compensation		11	11
Deferred income taxes		(2)	28
Foreign exchange (gain) loss, net		(15)	26
Other non-cash items, net		3	6
Changes in operating assets and liabilities:
Trade and other receivables		(44)	(32)
Inventories		(7)	(38)
Accounts payable		(45)	111
Accrued interest payable		(26)	(20)
Accrued income taxes		4	40
Other assets and liabilities		(63)	(71)
Net cash provided by operating activities		120	311

Cash flows from investing activities
Capital expenditures		(84)	(94)
Other		1	3
Net cash used in investing activities		(83)	(91)

Cash flows from financing activities
Net (repayments of) proceeds from Revolving Credit Facilities		(72)	392
Net (payments on) receipts from financial liabilities		(63)	8
Net (payments of) proceeds from short-term borrowings		(9)	53
Payments on license obligations		(7)	(1)
Principal payments on long-term debt		—	(462)
Dividends paid		—	(40)
Dividends paid - non-controlling interests		(101)	(92)
Return of capital - non-controlling interests		(10)	(10)
Other		1	(11)
Net cash used in financing activities		(262)	(163)

Net (decrease) increase in cash and cash equivalents and restricted cash and cash equivalents		(225)	57
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents		(18)	8
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period		739	740
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period		496	805

Supplemental Cash Flow Information
Interest paid		101	90
Income taxes paid		67	20
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

International Game Technology PLC
Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited, $ in millions)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2023	21	2,065	(1,008)	(156)	521	1,443	510	1,952

Net income	—	—	82	—	—	82	47	128
Other comprehensive income (loss), net of tax	—	—	—	—	8	8	(16)	(9)
Total comprehensive income	—	—	82	—	8	90	30	120

Capital increase	—	—	—	—	—	—	2	2
Stock-based compensation	—	11	—	—	—	11	—	11
Return of capital	—	—	—	—	—	—	(27)	(27)
Dividends paid/declared	—	(40)	—	—	—	(40)	(161)	(201)
Balance at March 31, 2024	21	2,036	(926)	(156)	529	1,504	354	1,858

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2022	21	2,199	(1,164)	(156)	529	1,429	550	1,979

Net income	—	—	23	—	—	23	44	67
Other comprehensive (loss) income, net of tax	—	—	—	—	(5)	(5)	6	1
Total comprehensive income (loss)	—	—	23	—	(5)	18	50	68

Capital increase	—	—	—	—	—	—	26	26
Stock-based compensation	—	11	—	—	—	11	—	11
Return of capital	—	—	—	—	—	—	(27)	(27)
Dividends paid/declared	—	(40)	—	—	—	(40)	(149)	(189)
Balance at March 31, 2023	21	2,170	(1,141)	(156)	524	1,417	450	1,867

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

International Game Technology PLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

1.    Description of Business

International Game Technology PLC (the “Parent”), together with its consolidated subsidiaries (collectively referred to as “IGT PLC,” the “Company,” “we,” “our,” or “us”), is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries to Gaming Machines, Digital Gaming and Sports Betting.

We operate and provide an integrated portfolio of innovative gaming technology products and services including online and instant lottery systems, iLottery, instant ticket printing, lottery management services, gaming systems, electronic gaming machines, iGaming and sports betting.

2.    Summary of Significant Accounting Policies

Basis of Preparation

The accompanying Condensed Consolidated Financial Statements and notes of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, these interim financial statements do not include all of the information and note disclosures required by GAAP for complete financial statements, but reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the interim period results. The year-end Condensed Consolidated Balance Sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. These Condensed Consolidated Financial Statements should be read in conjunction with the consolidated financial statements and related notes included in our annual report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on March 12, 2024 (the “2023 Form 20-F”).

Our Condensed Consolidated Financial Statements are stated in millions of United States (“U.S.”) dollars, except per share data or unless otherwise indicated, and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

Change in Segment Reporting

During the first quarter of 2024, we announced that the Parent entered into definitive agreements with Everi Holdings Inc. (“Everi”), pursuant to which the Parent will separate its Global Gaming and PlayDigital businesses by way of a taxable spin-off to the Parent’s shareholders and then immediately combine such businesses with Everi (the “Separation & Divestiture”). After entering into the agreement with Everi, our chief operating decision maker, who is also our Chief Executive Officer, determined to change the information that he regularly reviews for purposes of allocating resources and assessing financial performance, prompting a change in our operating segments and reporting units. As a result, beginning in the first quarter of 2024, we report our financial performance based on our new operating segments described in Note 12. Segment Information. We have recast our historically presented comparative segment information to conform to the way we internally manage and monitor segment performance as of the first quarter of 2024. This change primarily impacted Note 12. Segment Information, with no impact on consolidated revenue, net income, or cash flows.

The change in reporting structure does not change the composition of our reporting units, as we are simply combining two reporting units into one, therefore we are not required to reallocate goodwill to the reporting units.

Use of Estimates

The preparation of our Condensed Consolidated Financial Statements requires us to make estimates, judgments, and assumptions which affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent liabilities. We evaluate our estimates, judgments, and methodologies on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. Accordingly, actual results and outcomes could differ from those estimates.

Significant Accounting Policies

There have been no material changes to our significant accounting policies described in Note 2 - Summary of Significant Accounting Policies, in our 2023 Form 20-F.

Accounting Pronouncements

The Company closely monitors all Accounting Standard Updates (“ASUs”) issued by the Financial Accounting Standards Board (“FASB”) and other authoritative guidance. During the three months ended March 31, 2024, there were no ASUs issued that are expected to have a significant effect on the Condensed Consolidated Financial Statements. Additionally, there were no ASUs adopted during the three months ended March 31, 2024 with a significant effect on the Condensed Consolidated Financial Statements.

The Company continues to assess the impact of ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which was issued by the FASB in November 2023. The ASU creates additional disclosure requirements with respect to segment financial information. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods beginning after December 15, 2024, with early adoption permitted.

3.    Revenue Recognition

Contract Balances

Contract assets reflect revenue recognized in advance of having an unconditional right to consideration from our customer. The amount of contract assets, which is included within Other current assets and Other non-current assets in the Condensed Consolidated Balance Sheets, was $144 million and $152 million at March 31, 2024 and December 31, 2023, respectively.

Contract liabilities relate to payments received in advance of the satisfaction of performance under the contract. The amount of contract liabilities, which is included within Other current liabilities and Other non-current liabilities in the Condensed Consolidated Balance Sheets, was $108 million and $112 million at March 31, 2024 and December 31, 2023, respectively.

The amount of revenue recognized in the three months ended March 31, 2024 that was included in the opening contract liabilities was $20 million.

Transaction Price Allocated to Remaining Performance Obligations

At March 31, 2024, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $1.1 billion. Of this amount, we expect to recognize as revenue approximately 28% within the next 12 months, approximately 28% between 13 and 36 months, approximately 20% between 37 and 60 months, and the remaining balance through July 9, 2036.

4.    Leases

We have various arrangements for lottery and gaming equipment under which we are the lessor.

Our lease arrangements typically have lease terms ranging from one month to 4 years. These leases generally meet the criteria for operating lease classification, as the lease payments are typically variable based on a percentage of sales, a percentage of amounts wagered, net win, or a daily fee per active gaming terminal. Our leases generally do not contain variable payments that are dependent on an index or rate (such as the Consumer Price Index or a market interest rate). We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from operating leases is included within service revenue in the Condensed Consolidated Statements of Operations. Operating lease income was approximately 8% and 7% of total revenue for the three months ended March 31, 2024 and 2023, respectively.

Our sales-type lease arrangements typically have lease terms ranging from one year to 10 years. We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from sales-type leases is included within product sales in the Condensed Consolidated Statements of Operations. Total sales-type lease income was a nominal amount of total revenue for the three months ended March 31, 2024. Total sales-type lease income was approximately 1% of total revenue for the three months ended March 31, 2023. Sales-type lease receivables are included within customer financing receivables, net, which are a component of other current assets and Other non-current assets within the Condensed Consolidated Balance Sheets. Additional information on customer financing receivables is included in Note 5 – Receivables.

5.    Receivables

Trade and Other Receivables, net

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due within 90 days or less.

($ in millions)	March 31, 2024	December 31, 2023
Trade and other receivables, gross	730	692
Allowance for credit losses	(7)	(7)
Trade and other receivables, net	723	685

The following table presents the activity in the allowance for credit losses:

	For the three months ended March 31,
($ in millions)	2024	2023
Balance at beginning of period	(7)	(11)
(Provisions) benefits, net	—	—
Balance at end of period	(7)	(10)

We enter into various factoring agreements with third-party financial institutions to sell a certain portion of our trade receivables. We factored trade receivables of $102 million and $373 million during the three months ended March 31, 2024 and year ended December 31, 2023, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected as net cash provided by operating activities in the Condensed Consolidated Statements of Cash Flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored gross receivables, including our trade receivables, which we then remit to the financial institutions. At March 31, 2024 and December 31, 2023, we had $67 million and $133 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the Condensed Consolidated Balance Sheets. The net cash flows relating to these collections are reported as financing activities in the Condensed Consolidated Statements of Cash Flows.

Customer Financing Receivables, net

Customers' payment terms for customer financing receivables are confirmed with a written financing contract, lease contract, or promissory note and a security agreement is typically signed by the parties granting the Company a security interest in the related products sold or leased. Customer financing interest income is recognized based on market rates prevailing at issuance.

Customer financing receivables are recorded at amortized cost, net of any allowance for credit losses, and are classified in the Condensed Consolidated Balance Sheets as follows:

	March 31, 2024			December 31, 2023
($ in millions)	Current Assets	Non-Current Assets	Total	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	174	69	243	178	76	254
Allowance for credit losses	(27)	(4)	(31)	(31)	(6)	(37)
Customer financing receivables, net	146	65	212	147	70	217

The following table presents the activity in the allowance for credit losses:

	For the three months ended March 31,
($ in millions)	2024	2023
Balance at beginning of period	(37)	(52)
(Provisions) benefits, net	1	1
Amounts written off as uncollectible	4	(1)
Balance at end of period	(31)	(52)

The Company’s customer financing receivable portfolio is composed of customers primarily within the Global Gaming segment. We internally assess the credit quality of customer financing receivables using a number of factors, including, but not limited to, credit scores obtained from external providers, trade references, bank references, and historical experience. Risk profiles differ based on customer location and are pooled as: (i) North America; (ii) Latin America and the Caribbean (“LAC”); and (iii) Europe, Middle East and Africa and Asia Pacific (“EMEA & APAC”).

The customer financing receivables at amortized cost by year of origination and the geography credit quality indicator at March 31, 2024 are as follows:

	Year of Origination
($ in millions)	2024	2023	2022	2021	Prior	Total
North America	18	39	13	1	8	78
LAC	8	43	7	5	42	106
EMEA & APAC	6	23	16	8	6	58
	32	105	35	14	57	243

The past due balance, which represents installments that are one day or more past their contractual due date, of customer financing receivables at amortized cost and the geography credit quality indicator at March 31, 2024 is as follows:

($ in millions)	North America	LAC	EMEA & APAC	Total
Past due	2	36	11	49
Short-term portion not yet due	50	45	29	125
Long-term portion not yet due	26	25	18	69
	78	106	58	243

6.    Inventories, net

($ in millions)	March 31, 2024	December 31, 2023
Raw materials	214	208
Work in progress	41	38
Finished goods	87	90
Inventories, gross	341	335
Excess and obsolescence reserve	(20)	(18)
Inventories, net	321	317

7.    Debt

The Company’s debt obligations consist of the following:

	March 31, 2024			December 31, 2023
($ in millions)	Principal	Debt issuance cost, net	Total	Principal	Debt issuance cost, net	Total
6.500% Senior Secured U.S. Dollar Notes due February 2025	—	—	—	500	(1)	499
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(3)	747	750	(3)	747
3.500% Senior Secured Euro Notes due June 2026	811	(3)	808	829	(3)	826
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(3)	747	750	(3)	747
2.375% Senior Secured Euro Notes due April 2028	541	(3)	538	553	(3)	550
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(4)	746	750	(5)	745
Senior Secured Notes	3,601	(16)	3,586	4,131	(18)	4,113

Euro Term Loan Facilities due January 2027	649	(7)	642	884	(8)	876
Revolving Credit Facility B due July 2027	401	(8)	392	467	(9)	458
Revolving Credit Facility A due July 2027	205	(8)	197	216	(9)	207
Long-term debt, less current portion	4,856	(39)	4,817	5,699	(44)	5,655

6.500% Senior Secured U.S. Dollar Notes due February 2025	500	(1)	499	—	—	—
Euro Term Loan Facilities due January 2027	216	—	216	—	—	—
Current portion of long-term debt	716	(1)	715	—	—	—

Short-term borrowings	6	—	6	16	—	16

Total debt	5,578	(40)	5,538	5,714	(44)	5,671

The principal amount of long-term debt maturing over the next five years and thereafter as of March 31, 2024 is as follows:

Year ($ in millions)	U.S. Dollar Denominated	Euro Denominated	Total
2024	—	—	—
2025	500	216	716
2026	750	1,027	1,777
2027	1,135	653	1,788
2028	—	541	541
2029 and thereafter	750	—	750
Total principal amounts	3,135	2,437	5,572

At March 31, 2024 and December 31, 2023, we were in compliance with all covenants under our debt agreements.

Fair Value of Debt

Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. All other debt is valued using current interest rates, excluding the effect of debt issuance costs. The table below excludes short-term borrowings.

($ in millions)	March 31, 2024	December 31, 2023
Carrying value	5,532	5,655
Fair value	5,478	5,620

Interest Expense, net

	For the three months ended March 31,
($ in millions)	2024	2023
Senior Secured Notes	49	55
Revolving Credit Facilities	14	6
Term Loan Facilities	12	10
Other	3	2
Interest expense	78	74
Interest income	(6)	(4)
Interest expense, net	72	70

8.     Commitments and Contingencies

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations.

At March 31, 2024, aggregate outstanding liabilities for all legal proceedings, including those discussed in detail below, were $14 million.

With respect to legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

Texas Fun 5’s Instant Ticket Game

IGT Global Solutions Corporation (formerly GTECH Corporation) is party to four lawsuits in Texas state court arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission (“TLC”) from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the “Money Bag” symbol was revealed in the “5X BOX”. However, TLC awarded a 5x win only when (1) the “Money Bag” symbol was revealed and (2) three symbols in a pattern were revealed.

(a)Steele, James et al. v. GTECH Corp., filed on December 9, 2014 in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $600 million, as alleged via discovery. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that Plaintiffs’ sole remaining claim should be reconsidered. On April 27, 2018, this and a related matter were appealed to the Texas Supreme Court, which heard arguments on December 3, 2019. On June 12, 2020, the Texas Supreme Court ruled that Plaintiffs could proceed with their fraud allegations in the lower court; all other claims were dismissed. On March 26, 2021, October 29, 2021, and February 3, 2022 (two motions), GTECH Corporation filed motions for summary judgment. One such motion was denied on February 25, 2022, while the other three remain pending. In April 2023, pursuant to court ordered mediation, the Company advanced confidential settlement negotiations regarding this matter, and a tentative settlement has been reached subject to certain conditions to be satisfied by Plaintiff’s counsel. We anticipate settling on a mutually confidential basis with all, or a significant majority of, plaintiffs for an amount which is not material to the Company’s results of operations, financial position or cash flows and is expected to be paid with cash on hand. The Court granted the Motion to Appoint Masters in Chancery on July 13, 2023 to oversee and assist the parties with the potential settlement process, and proposed settlement notices have been sent to named plaintiffs with a response due within three months. The Company anticipates receiving responses to the settlement notice by June 30, 2024 unless an extension is agreed to by the parties. Given the large number of plaintiffs, some plaintiffs may continue to pursue their case and perhaps proceed to trial on their claims.
(b)Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016 in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million. Court has ordered a trial to occur no later than autumn of 2024, subject to mediation efforts. Mediation occurred on March 28, 2024, with the parties failing to reach a settlement agreement. The parties have agreed to resume settlement discussions following the Steele settlement, and the Court has scheduled a status conference for May 24, 2024.
(c)Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 7, 2016 in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1 million. This matter was consolidated with the Steele case.
(d)Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016 in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1 million.

We dispute the claims made in each of these cases and continue to defend against these lawsuits.

The Company will continue to monitor these matters and may adjust its disclosure and accrual in accordance with its Process for Disclosure and Recording of Liabilities Related to Legal Proceedings as described in Note 2 - Summary of Significant Accounting Policies, in our 2023 Form 20-F.

9.    Income Taxes

	For the three months ended March 31, (1)
($ in millions, except percentages)	2024	2023
Income before provision for income taxes	198	155
Provision for income taxes	69	87
Effective income tax rate	35.1%	56.5%
(1) Determined using an estimated annual effective income tax rate.
The effective income tax rate for the three months ended March 31, 2024 of 35.1% differed from the U.K. statutory rate of 25.0% primarily due to foreign rate differential, valuation allowance related to our business interest expense limitation carryforward, losses with no tax benefit, and the impact of the international provisions of the U.S. Tax Cuts and Jobs Act of 2017 (the “Tax Act”).

The effective income tax rate for the three months ended March 31, 2023 of 56.5% differed from the U.K. statutory rate of 23.5% primarily due to foreign rate differential, valuation allowance related to our business interest expense limitation carryforward, losses with no tax benefit and the impact of the international provisions of the U.S. Tax Cuts and Jobs Act of 2017 (the “Tax Act”)..

At March 31, 2024 and December 31, 2023, we had reserves for uncertain tax positions of $15 million.

At March 31, 2024 and December 31, 2023, interest and penalties were accrued for uncertain tax positions of $30 million.

Pillar Two Global Minimum Tax Framework - Legislative Updates

In December 2021, the Organization for Economic Cooperation and Development (“OECD”) enacted model rules for a new global minimum tax framework (“Pillar Two”). Many non-U.S. tax jurisdictions, including the European Union, have committed to adopting Pillar Two, which establishes a global minimum tax of 15% and is intended to be effective for tax years beginning in 2024. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two global minimum tax. We continue to evaluate the potential impact of the proposed and enacted legislative changes, including eligibility to qualify for the safe harbor rules. Based upon preliminary calculations, the Company anticipates it will meet the safe harbors in most jurisdictions, and any remaining top-up tax is not expected to have a material impact on our consolidated financial statements

10.    Shareholders' Equity

Dividends

In the first quarter of 2024, the Board of Directors of the Parent (the “Board”) declared a quarterly cash dividend of $0.20 per share. The dividend payable, included within other current liabilities, was $40 million at March 31, 2024 and paid on April 9, 2024.

On May 9, 2024, the Board declared a quarterly cash dividend of $0.20 per share. The dividend, of approximately $40 million in the aggregate, is payable on June 13, 2024, to shareholders of record at the close of business on May 30, 2024. Future dividends are subject to Board approval.

Accumulated Other Comprehensive Income (“AOCI”)

The following tables detail the changes in AOCI:

	For the three months ended March 31, 2024
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2023	481	(6)	3	479	42	521
Change during period	(10)	2	—	(8)	16	8
Reclassified to operations	—	—	—	—	—	—
OCI	(10)	2	—	(9)	16	8
Balance at March 31, 2024	471	(4)	3	470	59	529

	For the three months ended March 31, 2023
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2022	477	(7)	4	474	55	529
Change during period	2	(2)	—	—	(6)	(6)
Reclassified to operations	—	—	—	—	—	—
OCI	2	(1)	—	1	(6)	(5)
Balance at March 31, 2023	479	(8)	4	475	49	524

11.    Earnings Per Share

The following table presents the computation of basic and diluted income per share of common stock:

	For the three months ended March 31,
($ and shares in millions, except per share amounts)	2024	2023
Numerator:
Net income attributable to IGT PLC	82	23

Denominator:
Weighted-average shares - basic	200	200
Incremental shares under stock-based compensation plans	3	2
Weighted-average shares - diluted	203	202

Net income attributable to IGT PLC per common share - basic	0.41	0.12
Net income attributable to IGT PLC per common share - diluted	0.40	0.11

There were no stock options and unvested restricted stock awards excluded from the computation of diluted earnings per share for the three months ended March 31, 2024 as their inclusion would have had an antidilutive effect. There were nominal unvested restricted stock awards excluded for the three months ended March 31, 2023.

12.    Segment Information

Prior to the three months ended March 31, 2024, we operated as three operating segments: Global Lottery, Global Gaming, and PlayDigital. After entering into the agreement with Everi, our chief operating decision maker, who is also our Chief Executive Officer, determined to change the information that he regularly reviews for purposes of allocating resources and assessing performance, prompting a change in our operating segments and reporting units.

Beginning in the first quarter of 2024, we combined the activities that were previously included within our Global Gaming and PlayDigital segments into one operating segment, named Gaming & Digital. No changes were made to our Global Lottery segment. Following this change in segment reporting, we manage and report our financial performance through two segments: Global Lottery and Gaming & Digital, along with a corporate support function. Prior period segment information has been recast for comparability.

Segment information is as follows:

	For the three months ended March 31, 2024
($ in millions)	Global Lottery	Gaming & Digital	Business Segments Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	605	—	605	—	605
Gaming terminal services	—	131	131	—	131
iGaming	—	48	48	—	48
Systems, software, and other	13	75	88	—	88
Service revenue	619	253	872	—	872

Lottery products	42	—	42	—	42
Gaming terminals	—	110	110	—	110
Gaming systems, software, and other	—	43	43	—	43
Product sales	42	153	195	—	195
Total revenue	661	406	1,067	—	1,067

Operating income (loss)	258	81	339	(83)	256
Depreciation and amortization (1)	45	45	90	36	126
(1) Depreciation and amortization excludes amortization of upfront license fees of $50 million.

	For the three months ended March 31, 2023
($ in millions)	Global Lottery	Gaming & Digital	Business Segments Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	590	—	590	—	590
Gaming terminal services	—	129	129	—	129
iGaming	—	43	43	—	43
Systems, software, and other	12	71	83	—	83
Service revenue	602	243	846	—	846

Lottery products	22	—	22	—	22
Gaming terminals	—	135	135	—	135
Gaming systems, software, and other	—	57	57	—	57
Product sales	22	193	215	—	215
Total revenue	624	436	1,060	—	1,060

Operating income (loss)	240	83	323	(68)	255
Depreciation and amortization (1)	48	43	91	42	133
(1) Depreciation and amortization excludes amortization of upfront license fees of $50 million.

13.     Related Parties

On March 9, 2022, Enrico Drago, former Chief Executive Officer of the PlayDigital business and immediate family member of Marco Drago, a member of the IGT Board of Directors (the “Board”), was granted a synthetic equity award pursuant to the PlayDigital Equity Award Program designed to align the incentives of certain employees of the Company’s PlayDigital business with the growth in the valuation of such business. The synthetic equity award was scheduled to vest in three, four, and five years after the grant date with tranche percentages of 35%, 25%, and 40% and could be settled in equity or cash.

As announced on March 21, 2024, Marco Drago will step down from his role as a non-executive director of the Board following completion of his remaining term, and the Board appointed Enrico Drago as a non-executive director resulting in his resignation from the role of Chief Executive Officer of IGT PlayDigital.

On March 27, 2024, Enrico Drago’s synthetic equity award was modified to change the valuation methodology applicable to the award and to allow for the continued vesting of the award in consideration of his new role and the planned Separation & Divestiture. At March 31, 2024, $1 million of estimated unrecognized compensation expense attributable to the synthetic equity award granted to Enrico Drago will be recognized as compensation expense over a weighted average period of 2.3 years.

Item 2.     Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Condensed Consolidated Financial Statements, including the notes thereto, included in this report, as well as “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements” in the Company's 2023 Form 20-F.

The following discussion includes information for the three months ended March 31, 2024 and 2023. Amounts reported in millions are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages presented are calculated from the underlying unrounded amounts.

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report and in “Item 3.D. Risk Factors” included in the Company's 2023 Form 20-F and the “Forward-Looking Statements” safe harbor under the Private Securities Litigation Reform Act of 1995 (the “Forward-Looking Statements Safe Harbor”). As used in this Item 2, the terms “we,” “our,” “us,” and the “Company” refer to International Game Technology PLC together with its consolidated subsidiaries and “Parent” refers to International Game Technology PLC.

Business Overview
IGT is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries to Gaming Machines, Digital Gaming and Sports Betting. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company’s solutions deliver gaming experiences that responsibly engage players and drive growth. IGT has a well-established local presence and relationships with governments and regulators around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility.

On February 28, 2024, the Parent entered into definitive agreements with Everi Holdings Inc. (“Everi”), pursuant to which the Parent will separate its Global Gaming and PlayDigital businesses by way of a taxable spin-off to the Parent’s shareholders and then immediately combine such businesses with Everi (the “Separation & Divestiture”), resulting in the “Combined Company”.

Under the terms of the agreements, the Parent’s shareholders are expected to own at closing approximately 54%, and Everi stockholders are expected to own approximately 46% of the shares in the Combined Company. In connection with the Separation & Divestiture, the Parent will receive approximately $2.6 billion in cash that will be funded with the proceeds of debt incurred by the Combined Company. The Parent expects to allocate approximately $2 billion to debt repayment. After closing, Everi will change its name to International Game Technology, Inc. and will trade on the NYSE under the ticker IGT. The Parent will change its name and continue to trade on the NYSE under a new ticker symbol. The transaction is expected to close in late 2024 or early 2025, subject to receipt of all regulatory approvals, shareholders approvals, and other customary closing conditions.

Prior to the three months ended March 31, 2024, we operated as three operating segments: Global Lottery, Global Gaming, and PlayDigital. As described more fully in Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 12. Segment Information included herein, we combined the Global Gaming and PlayDigital segments into one operating segment, named Gaming & Digital, and following this change in segment reporting, we manage and report our operating results through two segments: Global Lottery and Gaming & Digital, along with a corporate support function. The Company’s operations for the periods presented herein are discussed accordingly, with prior period segment information recast for comparability.

Key Factors Affecting Operations and Financial Condition
The Company’s worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. The ongoing conflict between Russia and Ukraine, the Israeli-Hamas conflict, Argentina’s economic and financial crisis, the tightening of monetary policy by central banks, and other macroeconomic factors have caused disruptions and uncertainty in the global economy, including rising interest rates, increased inflationary pressures, foreign exchange rate fluctuations, potential cybersecurity risks, and exacerbated supply chain challenges. However, these events did not have a material impact on our supply chain or our results of operations during the three months ended March 31, 2024. The extent to which our business, or the business of our suppliers or manufacturers, will be impacted in the future is unknown. We will continue to monitor the effects of these events on our business and our results of operations.

Critical Accounting Estimates
The Company’s Condensed Consolidated Financial Statements are prepared in conformity with GAAP which require the use of estimates, judgments, and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, judgments, and assumptions considered to be reasonable and realistic. There have been no material changes to the critical accounting estimates previously disclosed in the Company’s 2023 Form 20-F.

The areas that require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company’s Condensed Consolidated Financial Statements are fully described in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 2. Summary of Significant Accounting Policies” included herein.

Results of Operations

Comparison of the three months ended March 31, 2024 and 2023

Total revenue

	For the three months ended March 31,
	2024		2023		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Total service revenue	872	82	846	80	27	3
Total product sales	195	18	215	20	(19)	(9)
Total revenue	1,067	100	1,060	100	7	1

Total revenue for the three months ended March 31, 2024 increased $7 million to $1,067 million from $1,060 million for the prior corresponding period primarily driven by consistent player demand as reflected by the increase in service revenue, partially offset by decreased product sales due primarily to lower gaming terminal sales volumes.

Service revenue increased from the prior corresponding period, primarily as a result of increased sales in our Global Lottery segment, principally due to instant ticket and draw-game same-store sales growth in Italy. In addition, growth in our install base units in our Gaming & Digital segment contributed to the increase as compared to the prior corresponding period. Product sales decreased from the prior corresponding period, primarily attributable to our Gaming & Digital segment which experienced decreases in machine units sold and decreased gaming software sales, partially offset by an increase in Global Lottery product sales from various terminal, software, and other sales.

See “Segment Operating Results” section below for further discussion related to the principal drivers of changes to Total revenue.

Operating expenses

	For the three months ended March 31,
	2024		2023		Change
($ in millions)	$	% of Service Revenue	$	% of Service Revenue	$	%
Cost of services	412	47	398	47	14	4

Cost of services for the three months ended March 31, 2024 increased $14 million, or 4%, from the prior corresponding period, generally in line with the increase in service revenues as described above. The increase is primarily attributable to $6 million of additional payroll and benefit costs in the aggregate as a result of increased headcount, as well as an increase in licensing and royalties in the aggregate, and an increase in point of sale (“POS”) consumables used in providing instant and draw-based game sales in our Global Lottery segment. As a percentage of service revenue, cost of services increased by 20 basis points.

	For the three months ended March 31,
	2024		2023		Change
($ in millions)	$	% of Product Revenue	$	% of Product Revenue	$	%
Cost of product sales	118	60	127	59	(10)	(8)

Cost of product sales decreased $10 million, or 8%, from the prior corresponding period aligning with the overall 9% decrease in total product sales, primarily related to a $20 million decrease in the Gaming & Digital segment as a result of lower gaming terminal sales, partially offset by a $10 million increase in the Global Lottery segment due to an increase in lottery product sales. Cost of product sales as a percentage of product sales revenue increased by approximately 90 basis points principally due to product mix in the Gaming & Digital segment.

	For the three months ended March 31,
	2024		2023		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Selling, general and administrative	208	20	217	20	(9)	(4)

Selling, general and administrative expenses decreased $9 million, or 4%, from the prior corresponding period. This decrease was primarily attributable to the tentative legal settlement over Texas Fun 5’s instant ticket game incurred in the prior corresponding period within the Global Lottery segment as well as a $5 million decrease in depreciation and amortization, primarily related to lower amortization of acquisition related assets within Corporate and Other, partially offset by an increase in incentive compensation.

	For the three months ended March 31,
	2024		2023		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Research and development	55	5	62	6	(7)	(11)

Research and development for the three months ended March 31, 2024 decreased $7 million, or 11%, from the prior corresponding period, primarily due to process improvements resulting in higher capitalization of software development activities within the Gaming & Digital segment which were partially offset by higher payroll and benefit costs.

	For the three months ended March 31,
	2024		2023		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Separation and divestiture costs	18	2	—	—	18	—

Separation and divestiture costs consist primarily of financial advisory, legal, accounting, tax, consulting, and other professional advisory fees associated with the activities required to perform the review of strategic alternatives for the Company’s Gaming & Digital segments announced on June 8, 2023, and preparing the Gaming & Digital segments for spin-off. Separation and divestiture costs for the three months ended March 31, 2024 were $18 million, primarily relating to activities necessary to enter into the definitive agreements with Everi.

Non-operating expenses

	For the three months ended March 31,
	2024		2023		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Interest expense, net	72	7	70	7	2	3
Foreign exchange (gain) loss, net	(15)	(1)	26	2	(42)	(159)
Other non-operating expense, net	1	—	4	—	(3)	(67)
Total non-operating expenses	58	5	101	9	(42)	(42)

Interest expense, net increased $2 million from the prior corresponding period primarily due to higher borrowings on the Revolving Credit Facilities compared to the prior corresponding period, offset by the Company maintaining a lower average balance in its Senior Secured Notes, partially as a result of the notes redemptions in 2023 described in “Notes to the Consolidated Financial Statements—15. Debt” in our 2023 Form 20-F.

Foreign exchange (gain) loss, net was a $15 million gain, compared to a $26 million loss for the prior corresponding period. Foreign exchange (gain) loss, net is principally related to fluctuations in the euro to U.S. dollar exchange rate on internal and external debt, partially offset by a $2 million loss related to the devaluation of the Argentine peso for the three months ended March 31, 2024 compared to a $4 million loss in the prior corresponding period.

Other non-operating expense, net was $1 million of expense, compared to $4 million of expense for the prior corresponding period. The Company recognized $4 million in losses on extinguishment of debt in the prior corresponding period.

Provision for income taxes

	For the three months ended March 31,
	2024		2023		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Provision for income taxes	69	6	87	8	(18)	(21)

The decrease in the provision for income taxes for the three months ended March 31, 2024 was primarily driven by a lower valuation allowance related to our U.S. business interest expense limitation carryforward and lower U.S. base erosion and anti-abuse (“BEAT”) tax liability, partially offset by higher pre-tax income.

Segment Operating Results

Global Lottery

Revenues and Key Performance Indicators

Service revenue

	For the three months ended March 31,		Change
($ in millions)	2024	2023	$	%
Operating and facilities management contracts	605	590	15	3
Systems, software, and other	13	12	1	10
Total service revenue	619	602	17	3

	For the three months ended March 31,
(% on a constant-currency basis)	2024	2023
Global same-store sales growth
Instant ticket & draw games	(0.2)%	4.8%
Multi-jurisdiction jackpots	(1.0)%	48.2%
Total	(0.3)%	8.0%

North America & Rest of world same-store sales growth
Instant ticket & draw games	(1.6)%	3.2%
Multi-jurisdiction jackpots	(1.0)%	48.2%
Total	(1.5)%	7.4%

Italy same-store sales growth
Instant ticket & draw games	4.4%	10.3%

Operating and facilities management contracts revenue for the three months ended March 31, 2024 increased $15 million, or 3%, from the prior corresponding period. This increase was primarily the result of a 4.4% increase in Italy same-store sales, with an $8 million increase in Lotto and a $6 million increase in Scratch and Win ticket sales, as well as an increase in the LMA performance due in part to the multi-state jackpot activity during the period.

Global Lottery gross sales increased primarily due to growth in both the Italy Instant ticket and Draw games, growth in International draw games, the new facilities management contract in Connecticut, and an increase in North America multi-state jackpots & draw games. North America & International increases were fully offset by decreases in instant ticket sales in North America.

Systems, software, and other revenue for the three months ended March 31, 2024 remained relatively flat as compared to the prior corresponding period.

Product sales

	For the three months ended March 31,		Change
($ in millions)	2024	2023	$	%
Lottery products	42	22	20	92
Total product sales	42	22	20	92

Lottery products revenue for the three months ended March 31, 2024 increased $20 million, or 92%, from the prior corresponding period, principally due to $13 million in revenue from terminal and software deliveries related to a Canada contract and $9 million due to central system software upgrades in Singapore and Germany.

Operating Margins

	For the three months ended March 31,		Change
($ in millions)	2024	2023	$ / Basis Points (“bps”)		%
Gross margin
Service	319	313	6		2
% of service revenue	52%	52%	(40)	bps
Product	17	7	9		126
% of product sales	40%	34%	610	bps

Gross margin as a percentage of service revenue stayed relatively flat, decreasing 40 basis points from the prior corresponding period as the increased expenses generally aligned to the increase in service revenue.

Gross margin on product sales for the three months ended March 31, 2024 increased $9 million from the prior corresponding period primarily related to the increase in product sales as discussed above with a more favorable product mix due to higher software sales.

	For the three months ended March 31,		Change
($ in millions)	2024	2023	$ / Basis Points (“bps”)		%
Operating income	258	240	18		8
Operating margin	39%	38%	100	bps

Segment operating margin increased to 39% from 38%, or 100 basis points, from the prior corresponding period primarily as a result of an increase in higher margin product sales.

Gaming & Digital

Revenues and Key Performance Indicators

Service revenue

	For the three months ended March 31,		Change
($ in millions, except yields)	2024	2023	$	%
Gaming terminal services	131	129	2	2
iGaming	48	43	4	10
Systems, software, and other	75	71	4	5
Total service revenue	253	243	10	4

	For the three months ended March 31,		Change
	2024	2023	Units / $	%
Installed base units
Total installed base units	54,069	50,902	3,167	6

Total yields(1)	$28.51	$30.13	$(1.62)	(5)
(1) Total yields represent revenue per day for the average installed base units. Installed base units included active and inactive units deployed to a customer location.

Gaming terminal services revenue for the three months ended March 31, 2024 increased $2 million, or 2%, from the prior corresponding period. This increase was primarily driven by a 6% increase in installed base units across geographies, partially offset by a decrease in yields to $28.51 from $30.13 per unit per day for the prior corresponding period.

iGaming revenue for the three months ended March 31, 2024 increased $4 million, or 10%, from the prior corresponding period primarily from higher wide area progressive (“WAP”) revenues.

Systems, software, and other revenue for the three months ended March 31, 2024 increased $4 million, or 5%, from the prior corresponding period principally related to a $3 million increase in software sales revenue primarily from video poker game content licensing and game software maintenance agreements.

Product sales

	For the three months ended March 31,		Change
($ in millions)	2024	2023	$	%
Gaming terminals	110	135	(25)	(19)
Systems, software, and other	43	57	(14)	(25)
Total product sales	153	193	(39)	(21)

	For the three months ended March 31,		Change
	2024	2023	Units / $	%
Global machine units sold
Total machine units sold	6,627	8,272	(1,645)	(20)

Gaming terminals for the three months ended March 31, 2024 decreased $25 million, or 19%, from the prior corresponding period. This decrease was primarily associated with a decrease of 1,645 in machine units sold, driven by high volumes in the prior corresponding period in the United States and Canada due to a backlog from 2022 attributed to supply chain related delays, partially offset by the global average selling price increasing 3% as compared to the prior corresponding period due primarily to lower discounts.

Systems, software, and other for the three months ended March 31, 2024 decreased $14 million, or 25%, from the prior corresponding period, principally due to a $10 million decrease in software sales, primarily from poker site license sales and game conversion sales in the prior corresponding period, and a $10 million decrease in intellectual property licenses associated with patents tied to remote game server solutions and game features. These decreases were partially offset by an increase of $4 million from systems, primarily Canadian license fees, and higher volumes of International parts sales.

Operating Margins

	For the three months ended March 31,		Change
($ in millions)	2024	2023	$ / bps		%
Gross margin
Service	151	147	4		3
% of service revenue	59%	60%	(90)	bps
Product	62	81	(19)		(23)
% of product sales	41%	42%	(150)	bps

Gross margin as a percentage of service revenue for the three months ended March 31, 2024 decreased to 59% from 60% from the prior corresponding period primarily resulting from an increase in payroll and benefit costs arising from increased headcount.

Gross margin as a percentage of product sales for the three months ended March 31, 2024 decreased to 41% from 42% for the prior corresponding period principally as a result of decreased terminal volumes as discussed above and high-margin poker licensing and intellectual property sales in the prior corresponding period.

	For the three months ended March 31,		Change
($ in millions)	2024	2023	$ / bps		%
Operating income	81	83	(3)		(3)
Operating margin	20%	19%	100	bps

Operating margin for the three months ended March 31, 2024 increased to 20% from 19% for the prior corresponding period primarily due to process improvements resulting in higher capitalization of software development activities and supply chain costs receding, with these costs decreases partially offset by an increase in payroll and benefit and other personnel costs.

Liquidity and Capital Resources

Overview

The Company’s business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company’s primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities. In addition to general working capital and operational needs, the Company’s liquidity requirements arise primarily from its need to meet debt service obligations and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund acquisitions and associated costs. The Company’s cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity needs.

The Company believes its ability to generate cash from operations to reinvest in its business is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations in the ordinary course of business for the 12 months following the date of issuance of this report and for the longer-term period thereafter.

The cash management activities, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

At March 31, 2024 and December 31, 2023, the Company's total available liquidity was as follows, respectively:

($ in millions)	March 31, 2024	December 31, 2023
Revolving Credit Facilities	1,298	1,234
Cash and cash equivalents	377	572
Total Liquidity	1,675	1,805

The Revolving Credit Facilities are subject to customary covenants (including maintaining a minimum ratio of EBITDA to total net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources.

Refer to “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—7. Debt” included herein for information regarding the Company’s debt obligations, including the maturity profile of borrowings and committed borrowing facilities.

At March 31, 2024 and December 31, 2023, approximately 26% and 28% of the Company’s debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Revolving Credit Facilities and Euro Term Loan Facilities due January 2027.

The following table summarizes the Company’s USD equivalent cash and cash equivalent balances by currency:

	March 31, 2024		December 31, 2023
($ in millions)	$	%	$	%
Euros	172	46	310	54
U.S. dollars	96	25	137	24
Other currencies	109	29	125	22
Total Cash and cash equivalents	377	100	572	100

The Company maintains its cash deposits in a diversified portfolio of global banks, the majority of which are considered Global Systemically Important Banks. The Company holds an immaterial amount of cash in countries where there may be legal or economic restrictions on the ability of subsidiaries to transfer funds in the form of cash dividends, loans, or advances. As a result of the continued instability of the Argentine peso, at March 31, 2024, 5.6 billion in Argentine Pesos ($6 million USD equivalent) were held in a money market fund and 2.4 billion in Argentine Pesos ($3 million USD equivalent) were held in a fixed income fund in an effort to offset the negative impact of further continued devaluation. Argentina’s economy remains highly inflationary for accounting purposes. Furthermore, certain regulatory restrictions due to the shortage of foreign exchange reserves are present in Trinidad and Tobago where approximately $28 million of our foreign cash resides. These restrictions do not have an impact on the ability of the Company to meets its cash obligations.

At March 31, 2024, we did not have any significant changes to off-balance sheet arrangements from those disclosed within our 2023 Form 20-F. Additionally, there have been no material changes to our contractual obligations disclosed under “Item 5.B. Liquidity and Capital Resources” in our 2023 Form 20-F.

Cash Flow Summary

The following tables summarize the Condensed Consolidated Statements of Cash Flows. A complete Condensed Consolidated Statements of Cash Flows is provided in the Condensed Consolidated Financial Statements included herein.
Cash Flow - Operating Activities

	For the three months ended March 31,
($ in millions)	2024	2023	$ Change
Net cash provided by operating activities	120	311	(190)

Non-cash adjustments to net income for the three months ended March 31, 2024 were $173 million, compared to $253 million for the prior corresponding period. The principal drivers of the decrease in non-cash adjustments were related to favorable changes in foreign exchange of $42 million, a $29 million decrease in deferred income taxes, a decrease in depreciation and amortization of $7 million, and a $4 million decrease in losses on the extinguishment of debt from the prior corresponding period.

Changes in operating assets and liabilities resulted in cash outflows of $181 million and $9 million for the three months ended March 31, 2024 and 2023, respectively, primarily increasing due to timing of income tax payments and a decrease in other working capital related principally to payments of trade payables.

Cash Flow - Investing Activities

	For the three months ended March 31,
($ in millions)	2024	2023	$ Change
Net cash used in investing activities	(83)	(91)	8

During the three months ended March 31, 2024, the Company used $83 million of net cash for investing activities, a decrease of $8 million from the prior corresponding period, principally due to a $10 million decrease in capital expenditures, primarily for systems, equipment and other asset related to contracts.

Cash Flow - Financing Activities

	For the three months ended March 31,
($ in millions)	2024	2023	$ Change
Net cash used in financing activities	(262)	(163)	(99)

During the three months ended March 31, 2024, cash flows used in financing activities primarily included dividends paid and capital returned to non-controlling interests of $111 million, net payments on the Revolving Credit Facilities of $72 million, $63 million of net repayments of financial liabilities related to our factoring program, repayments of short-term borrowings of $9 million, and $7 million of payments made on deferred license obligations.

During the three months ended March 31, 2023, cash flows used in financing activities primarily included principal payments on long-term debt of $462 million, dividends paid and capital returned to non-controlling interests of $101 million, and dividends paid to shareholders of $40 million. These cash outflows were partially offset by net proceeds from Revolving Credit Facilities of $392 million and short-term borrowings of $53 million.

Dividends

Our Board of Directors authorized the following cash dividends:

	For the three months ended March 31, 2024
($ in millions, except per share amounts)	2024	2023
Dividends paid per share of common stock	$0.20	$0.20
Total dividends paid	40	40

On May 9, 2024, the Board declared a quarterly cash dividend of $0.20 per share. The dividend, of approximately $40 million, is payable on June 13, 2024, to shareholders of record at the close of business on May 30, 2024.

Historical payment of dividends is not an indication that dividends will be paid on any future date. The Company has not implemented a formal policy on dividend distributions, and any future dividend payment is subject to Board approval.

Item 3.     Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes to the disclosure under “Part I, Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our 2023 Form 20-F.

Item 4.      Controls and Procedures

There were no changes in our internal control over financial reporting during the three months ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II.     OTHER INFORMATION

Item 1.    Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations.

There have been no material developments to the litigation disclosed in our Annual Report on Form 20-F filed with the SEC on March 12, 2024, except as noted in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)— Note 8. Commitments and Contingencies” included in the accompanying financial statements.

Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds

Issuer Purchases of Equity Securities

No repurchases of common stock were made by or on behalf of the Company during the first quarter ended March 31, 2024.

On November 15, 2021, the Parent’s Board of Directors authorized a share repurchase program (the “Program”) pursuant to which the Company may repurchase up to $300 million of the Parent’s outstanding ordinary shares during a period of four years commencing on November 18, 2021. Since inception through March 31, 2024, the Company has repurchased $156 million (6.9 million shares) under the Program. At the Parent’s 2023 annual general meeting, the Parent’s shareholders granted authority to repurchase, subject to a maximum repurchase price, up to 19,968,394 of the Parent’s ordinary shares. This authority remains valid until November 8, 2024, unless previously revoked, varied, or renewed at the Parent’s 2024 annual general meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ Massimiliano Chiara
Name: Massimiliano Chiara
Title: Chief Financial Officer

Dated: May 14, 2024